August 13, 2026

William Kerby
Chief Executive Officer
NextTrip, Inc.
1560 Sawgrass Corporate Parkway, Suite 400
Sunrise, FL 33323

        Re: NextTrip, Inc.
            Registration Statement on Form S-3
            Filed August 7, 2026
            File No. 333-298146
Dear William Kerby:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    David L. Ficksman